MANAGEMENT DISCUSSION & ANALYSIS

September 30, 2012

November 7, 2012

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read in conjunction with the unaudited consolidated interim financial statements of Oncolytics Biotech Inc. as at and for the three and nine months ended September 30, 2012 and 2011, and should also be read in conjunction with the audited consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contained in our annual report for the year ended December 31, 2011. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”).
FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and under applicable Canadian provincial securities legislation. Forward-looking statements, including our belief as to the potential of REOLYSIN®, a therapeutic reovirus, as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2012 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements.
Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize REOLYSIN, uncertainties related to the research, development and manufacturing of REOLYSIN, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment.
With respect to the forward-looking statements made within this MD&A, we have made numerous assumptions regarding among other things: our ability to obtain financing to fund our development program, our ability to receive regulatory approval to commence enrollment in our clinical trial program, the final results of our co-therapy clinical trials, our ability to maintain our supply of REOLYSIN and future expense levels being within our current expectations.
Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake to update these forward-looking statements except as required by applicable law.
REOLYSIN Development Update For 2012

Oncolytics Biotech Inc. is a Development Stage Company

Since our inception in April of 1998, Oncolytics Biotech® Inc. has been a development stage company and we have focused our research and development efforts on the development of REOLYSIN, our potential cancer therapeutic. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, if and when, our cancer product becomes commercially viable.
Our goal each year is to advance REOLYSIN through the various steps and stages of development required for potential pharmaceutical products. In order to achieve this goal, we believe that we have to actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and REOLYSIN supply, and our intellectual property.
Clinical Trial Program

Our clinical trial program is made up of randomized and non-randomized clinical trials that are sponsored by Oncolytics and by third parties. We began the third quarter of 2012 with a clinical program consisting of 16 clinical trials which includes six randomized studies. We fund four of these clinical trials and third parties sponsor the other twelve. During the third quarter of 2012, we completed enrollment in two of our sponsored trials, provided an update on our Phase III head and neck pivotal trial, and announced preliminary results for our U.S. Phase II squamous cell lung clinical trial. We exited the third quarter of 2012 with 16 clinical trials.

Clinical Trial - Randomized Phase III Head and Neck Pivotal Trial

During the third quarter of 2012, we commenced our internal analysis of the blinded combined clinical data for the 80 patients enrolled in the first stage of this study. At the time of the analysis, the median evolving progression free survival (PFS) of these 80 patients, which comprised the combined control and test groups, was greater than expected, as was the best response rate. On further examination of the blinded data, we observed that patients for whom only metastatic disease was being measured by clinicians, were responding differently to treatment than patients who had local regional head and neck disease. Patients in whom only metastatic disease was measured had a median evolving PFS of 120 days, which was statistically significantly greater than those patients with a noted local regional head and neck tumor. There was a statistically significant difference in PFS between these two groups (n=80, p=0.008, hazard ratio=0.536).

Based on this differential PFS and without unblinding the patient data, we believe there are two distinct patient groups being enrolled in this clinical study, patients with local recurrent disease, with or without metastases, and those with distal metastases. Each of these two groups contains patients from both the control and test arms of the study. As a result of this analysis we believe that these two groups of patients should be considered to be different for the purpose of further analysis and investigation.

In arriving at this conclusion and determining our course of action, we consulted with our principal investigators and the independent statistician for the study, and, on September 10, 2012, met with the U.S. Food and Drug Administration in Washington, D.C. Based on these discussions, we have expanded enrollment in the first stage of the study to include 160 patients, all of whom have now been enrolled. We intend to introduce an additional segregation to differentiate between patients with local recurrent disease, with or without metastases, and patients with distal metastases. Based on the analysis of these 160 patients, we expect to generate randomized data from two discrete patient populations. We believe this will provide a sufficient number of patients to conduct a meaningful analysis of the two identified patient groups, as well as increased powering for the overall analysis. We intend to treat this expanded first stage as a separate supportive study to determine the best approach to a registration study that will be similar to, and take the place of, the original second stage of this clinical trial. As enrollment in the first stage of the study is complete, no additional patients will be enrolled as we take the required time to follow the expanded group of patients and allow the evolving PFS data to mature.

Clinical Trial - Third Party Clinical Trials

Third Party Trials allow us to expand our clinical program to include additional cancer indications (prostate, pancreatic, ovarian, squamous cell carcinoma, lung cancer and multiple myeloma) while allowing us to remain focused on our global randomized Phase III head and neck trial, our non-small cell lung cancer trial and complete our other clinical trials. Our Third Party Trials require that we supply enough REOLYSIN for the enrollment requirements of each trial, sufficient intellectual capital to support the principal investigators and in some cases cost sharing of patient enrollment activities. The institutions involved provide the rest of the required activities and funding to operate the clinical trial. These activities include patient screening and enrollment, treatment, monitoring and overall clinical trial management and reporting. The result is a larger clinical program investigating more cancer indications at a significantly reduced financial cost to Oncolytics.

Clinical Trial - Results

During the third quarter of 2012, we announced preliminary results from our U.S. Phase II clinical trial in patients with squamous cell carcinoma of the lung (SCCLC) using intravenous administration of REOLYSIN in combination with carboplatin and paclitaxel.
Eligible patients include those with metastatic stage IIIB, or stage IV, or recurrent squamous cell carcinoma of the lung who are chemotherapy naïve for their metastatic or recurrent cancer. The primary objective of this Phase II trial is to assess the antitumor effect of the treatment regimen in the study population in terms of objective response rates. The secondary objectives are to assess progression-free survival and overall survival for the treatment regimen in the study population; to determine the proportion of patients receiving the above treatment who are alive and free of disease progression at six months; and to assess the safety and tolerability of the treatment regimen in the study population.

The study is a two stage design. Up to 19 evaluable patients with SCCLC were to be treated in the first stage. If four or more patients demonstrated a partial response (PR) or better, the study would then proceed to the second stage, with up to 55 patients being treated in the entire study. This endpoint was met after 15 evaluable patients were enrolled. Five of 15 patients showed PR, four confirmed, one unconfirmed, and an additional eight patients had stable disease (SD), for a disease control rate (complete response (CR) + PR + SD)) of 87%. As a result, we are proceeding with the second stage of this study.

Manufacturing and Process Development

During the third quarter of 2012, we filled and labeled a portion of the two 100-litre cGMP production runs that were completed in the first half of 2012. These two 100-litre production runs were produced under our commercial supply agreement with SAFC, a Division of Sigma-Aldrich Corporation. Under the terms of this agreement, SAFC will perform process validation of the product, continue to supply clinical requirements and supply commercial material upon approval of the product. As well, throughout the third quarter of 2012, we continued our validation activities designed to demonstrate that our manufacturing process for the commercial production of REOLYSIN is robust and reproducible as part of a process validation master plan. Process validation is required to ensure that the resulting product meets required specifications and quality standards and will form part of the Company’s submission to regulators, including the US Food and Drug Administration, for product approval.
Intellectual Property

At the end of the third quarter of 2012, we had been issued over 360 patents including 47 U.S. and 14 Canadian patents as well as issuances in other jurisdictions. We have an extensive patent portfolio covering the oncolytic reovirus that we use in our clinical trial program including a composition of matter patent that expires in 2028. Our patent portfolio also includes methods for treating proliferative disorders using modified adenovirus, HSV, parapoxvirus and vaccinia virus.
Financing Activity

Options

In the third quarter of 2012, we received cash proceeds of $0.1 million with respect to the exercise of 55,000 stock options.

Financial Impact

We estimated at the beginning of 2012 that our cash requirements to fund our operations would be approximately $40 million. Our cash usage for the nine month period ending September 30, 2012 was $27,528,475 from operating activities and $118,865 for the acquisition of property and equipment. Our net loss for the nine month period ending September 30, 2012 was $27,881,232.

Cash Resources

We exited the third quarter of 2012 with cash and short-term investments totaling $27,976,546 (see “Liquidity and Capital Resources”).

REOLYSIN Development For 2012

Our planned development activity for REOLYSIN for the remainder of 2012 is made up of clinical, manufacturing, and intellectual property programs. We will continue to collect and assess the patient data required to perform the statistical analysis on the expanded first stage of our global randomized Phase III head and neck clinical trial which will enable us to determine the next steps for this trial. As well, we expect enrollment to progress in our other clinical trials throughout 2012 completing enrollment in our U.S. phase II non-small cell lung cancer and our U.S. phase I colorectal cancer trials. Finally, we expect to support our Third Party Trials.

Our 2012 manufacturing program includes an additional 100-litre cGMP production run along with the related fill, labeling, packaging and shipping of REOLYSIN to our various clinical sites. We also plan on progressing through our process validation master plan and related conformity testing in 2012. Finally, our intellectual property program includes filings for additional patents along with monitoring activities required to protect our patent portfolio.

During the first part of 2012, we estimated that our cash requirements to fund our operations was expected to be $40,000,000. As a result of our operations throughout the nine month period ending September 30, 2012 we now estimate that our cash requirements for 2012 will be reduced to $36,000,000 (see Liquidity and Capital Resources").

Third Quarter Results of Operations
(for the three months ended September 30, 2012 and 2011)

Net loss for the three month period ending September 30, 2012 was $9,243,902 compared to $6,232,024 for the three month period ending September 30, 2011.

Research and Development Expenses (“R&D”)

	2012 $	2011 $
Clinical trial expenses	5,613,977	3,364,450
Manufacturing and related process development expenses	1,150,322	942,099
Intellectual property expenditures	263,707	144,777
Research collaboration expenses	157,441	48,128
Other R&D expenses	1,096,626	829,027
Foreign exchange loss (gain)	35,796	(254,288)
Share based payments (recovery)	(125,100)	181,183
Scientific research and development repayment (refund)	(63,441)	59,758
Research and development expenses	8,129,328	5,315,134

Clinical Trial Program

	2012 $	2011 $
Direct patient expenses	5,613,977	1,119,742
Phase III start up expenses	—	2,244,708
Clinical trial expenses	5,613,977	3,364,450

During the third quarter of 2012, our clinical trial expenses increased to $5,613,977 compared to $3,364,450 for the third quarter of 2011. In the third quarter of 2012, we incurred direct patient costs associated with the enrollment of our global randomized Phase III head and neck trial along with the other clinical trials that we are sponsoring.

In the third quarter of 2011, we incurred direct patient expenses related to the four clinical trials that we were sponsoring in addition to Phase III start up costs.

Manufacturing & Related Process Development (“M&P”)

	2012 $	2011 $
Product manufacturing expenses	911,531	553,997
Process development expenses	238,791	388,102
Manufacturing and related process development expenses	1,150,322	942,099

Our M&P expenses for the third quarter of 2012 were $1,150,322 compared to $942,099 for the third quarter of 2011. During the third quarter of 2012, we completed the fill and packaging process for the 100-litre cGMP runs that were completed earlier in 2012 and incurring shipping costs associated with supplying our clinical trial program.

Our process development expenses for the third quarter of 2012 were $238,791 compared to $388,102 for the third quarter of 2011. During the third quarters of 2012 and 2011, we focused on our process validation master plan which included optimization and validation studies.

Intellectual Property Expenses

	2012 $	2011 $
Intellectual property expenses	263,707	144,777

Our intellectual property expenses for the third quarter of 2012 were $263,707 compared to $144,777 for the third quarter of 2011. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. At the end of the third quarter of 2012, we had been issued over 360 patents including 47 U.S. and 14 Canadian patents, as well as issuances in other jurisdictions.

Research Collaborations

	2012 $	2011 $
Research collaborations	157,441	48,128

Our research collaboration expenses for the third quarter of 2012 were $157,441 compared to $48,128 for the third quarter of 2011. Our research collaboration activities in 2012 and 2011 focused on the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation.

Other Research and Development Expenses

	2012 $	2011 $
R&D consulting fees	48,343	73,978
R&D salaries and benefits	871,670	673,099
Other R&D expenses	176,613	81,950
Other research and development expenses	1,096,626	829,027

Our other research and development expenses for the third quarter of 2012 were $1,096,626 compared to $829,027 for the third quarter of 2011. In the third quarter of 2012, we incurred costs associated with the change in our Chief Medical Officer that did not occur in the third quarter of 2011.

Share Based Payments

	2012 $	2011 $
Share based payments (recovery)	(125,100)	181,183

Share based payments are non-cash amounts that are a result of activity related to our stock option plan. During the third quarter of 2012, the share based payment recovery of $125,100 related to the reversal of previously recorded share based payments as a result of options forfeited during the quarter. During the third quarter of 2011, the share based payment expense of $181,183 related to the vesting of previously granted stock options.

Operating Expenses

	2012 $	2011 $
Public company related expenses	698,317	641,783
Office expenses	447,073	356,294
Amortization of property and equipment	26,422	21,258
Share based payments	3,415	—
Operating expenses	1,175,227	1,019,335

Public company related expenses include costs associated with investor relations, business development and financial advisory activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our U.S. and Canadian stock listings. In the third quarter of 2012, our professional fees associated with legal and accounting services increased compared to the third quarter of 2011.

Office expenses include compensation costs (excluding share based payments), office rent, and other office related costs. During the third quarter of 2012, we incurred office expenses of $447,073 compared to $356,294 during the third quarter of 2011. In 2012, our office expenses increased compared to 2011 in an effort to support our expanding research and development programs.

Results of Operations
(for the nine month period ending September 30, 2012 and 2011)

Net loss for the nine month period ending September 30, 2012 was $27,881,232 compared to $17,367,378 for the nine month period ending September 30, 2011.

Research and Development Expenses (“R&D”)

	2012 $	2011 $
Clinical trial expenses	15,264,978	6,153,811
Manufacturing and related process development expenses	5,071,940	3,563,989
Intellectual property expenditures	745,954	638,148
Research collaboration expenses	212,766	199,582
Other R&D expenses	3,556,899	2,953,933
Foreign exchange loss (gain)	(56,161)	(23,870)
Share based payments (recovery)	(59,734)	224,525
Scientific research and development repayment (refund)	(63,441)	59,758
Research and development expenses	24,673,201	13,769,876

Clinical Trial Program

	2012 $	2011 $
Direct patient expenses	14,881,880	2,402,781
Phase III start up expenses	383,098	3,751,030
Clinical trial expenses	15,264,978	6,153,811

During the nine month period ending September 30, 2012, our clinical trial expenses increased to $15,264,978 compared to $6,153,811 for the nine month period ending September 30, 2011. In the nine month period ending September 30, 3012, we incurred direct patient costs primarily associated with the enrollment in our global randomized Phase III head and neck trial along with the other clinical trials that we are sponsoring. In addition, we incurred Phase III start up costs as we increased the number of enrolling clinical centres throughout the first half of 2012.

During the nine month period ending September 30, 2011, our clinical activities focused on expanding the number of jurisdictions and clinical sites that were approved to enroll patients in our randomized Phase III head and neck cancer clinical trial. Phase III start up expenses include regulatory filing fees, site investigation and initiation costs and product shipment expenses which are required prior to commencing enrollment in the various jurisdictions and related clinical sites.

Our clinical trial expenses will continue to increase in 2012 compared to 2011. We will continue to collect and assess the patient data required to perform the statistical analysis on the expanded first stage of our global randomized Phase III head and neck clinical trial which will enable us to determine the next steps for this trial. As well, we expect enrollment to progress in our other clinical trials throughout 2012 completing enrollment in our U.S. phase II non-small cell lung cancer and our U.S. phase I colorectal cancer trials. Finally, we expect to support our Third Party Trials.

Manufacturing & Related Process Development (“M&P”)

	2012 $	2011 $
Product manufacturing expenses	4,127,269	2,589,402
Process development expenses	944,671	974,587
Manufacturing and related process development expenses	5,071,940	3,563,989

Our M&P expenses for the nine month period ending September 30, 2012 were $5,071,940 compared to $3,563,989 for the nine month period ending September 30, 2011. During the nine month period ending September 30, 2012, we completed two 100-litre cGMP production runs along with related testing and vial, fill, packaging and shipping activities required to supply our clinical trial program. During the nine month period ending September 30, 2011, we completed only one 100-litre cGMP production run and completed the fill and packaging of the 100-litre cGMP production runs from 2010.

Our process development expenses for the nine month period ending September 30, 2012 were $944,671 compared to $974,587 for the nine month period ending September 30, 2011. During the nine month period ending September 30, 2012, we continued to focus on our process validation master plan which included optimization and validation studies. During the nine month period ending September 30, 2011, we commenced the preparation of our validation master and we were focused on stability and optimization studies.

We expect our M&P expenses for 2012 to increase compared to 2011. We expect to complete an additional 100-litre cGMP production run and incur costs associated with including fill and finish activities in 2012. We also expect to continue to perform conformity testing related to our process validation master plan.

Intellectual Property Expenses

	2012 $	2011 $
Intellectual property expenses	745,954	638,148

Our intellectual property expenses for the nine month period ending September 30, 2012 were $745,954 compared to $638,148 for the nine month period ending September 30, 2011. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. For the nine month period ending September 30, 2012, we had been issued over 360 patents including 47 U.S. and 14 Canadian patents, as well as issuances in other jurisdictions. We expect that our intellectual property expenses will remain consistent in 2012 compared to 2011.

Research Collaborations

	2012 $	2011 $
Research collaborations	212,766	199,582

Our research collaboration expenses for the nine month period ending September 30, 2012 were $212,766 compared to $199,582 for the nine month period ending September 30, 2011. Our research collaboration activities in 2012 and 2011 focused on the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation.

We still expect that our research collaborations in 2012 will remain consistent with 2011. We expect to complete our ongoing collaborative program carried over from 2011 and will continue to be selective in the types of new collaborations we enter into in 2012.

Other Research and Development Expenses

	2012 $	2011 $
R&D consulting fees	230,303	237,415
R&D salaries and benefits	2,733,728	2,408,794
Other R&D expenses	592,868	307,724
Other research and development expenses	3,556,899	2,953,933

Our other research and development expenses for the nine month period ending September 30, 2012 were $3,556,899 compared to $2,953,933 for the nine month period ending September 30, 2011. In 2011, we increased the number of employees in an effort to support our global randomized Phase III head and neck trial. As a result, our R&D salaries increased during the nine month period ending September 30, 2012 compared to the the nine month period ending September 30, 2011.

We expect that our Other R&D expenses in 2012 will increase compared to 2011 reflecting a full year of our expanded employee and consultant groups.

Share Based Payments

	2012 $	2011 $
Share based payments (recovery)	(59,734)	224,525

Share based payments are non-cash amounts that are a result of activity related to our stock option plan. During the nine month period ending September 30, 2012, the share based payment recovery of $59,734 related to the reversal of previously recorded share based payments of ($249,458). The recovery was offset by share based payment expense of $189,724 related to the vesting of options previously granted to employees.

Operating Expenses

	2012 $	2011 $
Public company related expenses	2,075,283	2,180,769
Office expenses	1,315,847	965,675
Amortization of property and equipment	83,993	68,525
Share based payments	10,245	—
Operating expenses	3,485,368	3,214,969

Public company related expenses include costs associated with investor relations, business development and financial advisory activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our U.S. and Canadian stock listings. For the nine month period ending September 30, 2012, our public company related expenses have remained relatively consistent compared to the nine month period ending September 30, 2011.

Office expenses include compensation costs (excluding share based payments), office rent, and other office related costs. During the nine month period ending September 30, 2012, we incurred office expenses of $1,315,847 compared to $965,675 during the nine month period ending September 30, 2011. In 2012, our office expenses have increased compared to 2011 in an effort to support our expanding research and development programs.

We still expect our operating expenses to increase in 2012 compared to 2011.

Commitments

As at September 30, 2012, we are committed to payments totaling $10,363,174 during the remainder of 2012 for activities related to clinical trial activity, manufacturing and collaborations. All of these committed payments are considered to be part of our normal course of business.

Summary of Quarterly Results

(unaudited)	2012			2011				2010
(amounts in thousands, except per share data)	Sept.	June	March	Dec.	Sept.	June	March	Dec.
Revenue	—	—	—	—	—	—	—	—
Net loss (1), (3)	9,244	10,179	8,459	11,677	6,232	7,164	3,971	9,613
Basic and diluted loss per common share(1), (3)	$0.12	$0.13	$0.11	$0.16	$0.09	$0.1	$0.06	$0.15
Total assets(4)	29,086	36,561	47,372	36,025	43,053	49,690	54,945	44,432
Total cash(2), (4)	27,977	35,772	46,591	34,856	42,173	48,570	53,521	42,906
Total long-term debt	—	—	—	—	—	—	—	—
Cash dividends declared(5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Included in net loss and net loss per share between September 2012 and October 2010 are warrant revaluation charges of $nil, $nil, $nil, $nil, $nil, $nil, ($36,000), and $2,169,510, respectively.

(2)	Included in total cash are cash and cash equivalents plus short-term investments.

(3)
Included in net loss and loss per common share between September 2012 and October 2010 are quarterly stock based compensation expenses (recovery) of ($189,474), $58,343, $13,853, $1,580,978, $181,183, $40,469, $2,873, and $2,850,938, respectively.

(4)	We issued 5,409,750 common shares for net cash proceeds of $20,751,014 in 2012 (2011 - 3,293,033 common shares for net cash proceeds of $14,824,658).

(5)	We have not declared or paid any dividends since incorporation.
Liquidity and Capital Resources
2012 Financing Activities

Public Offering - Bought Deal

On February 8, 2012, we closed a bought deal financing whereby we issued 5,065,750 common shares at an issue price of $4.20 per common share for gross proceeds of $21,276,150. In connection with this bought deal financing, we issued 303,945 compensation options to the underwriters with an exercise price of $4.20 per option expiring on February 8, 2014.

Options

Throughout the nine month period ending September 30, 2012, we received cash proceeds of $1.0 million with respect to the exercise of 344,000 stock options.
Liquidity

As at September 30, 2012, we had cash and cash equivalents, short-term investments and working capital positions as follows:

	September 30, 2012 $	December 31, 2011 $
Cash and cash equivalents	26,007,318	32,918,751
Short-term investments	1,969,228	1,936,787
Working capital position	21,948,168	29,128,268

The decrease in our cash and cash equivalent and short term investment positions reflects cash inflows from our financing activities during the nine month period ending September 30, 2012 of $20.8 million which was offset by cash usage from our operating activities of $27.5 million.

We desire to maintain adequate cash and short-term investment reserves to support our planned activities which include our clinical trial program, product manufacturing, administrative costs, and our intellectual property expansion and protection. To date, we have funded our operations through the issue of additional capital primarily via public and private offerings.

As a result of our financing activities in 2012, we have raised $20.8 million to be used to support our clinical trial, manufacturing, intellectual property and collaboration programs. We now anticipate that our expected cash usage from our operations in 2012 will be $36 million.

Despite the anticipated increase in our cash requirements compared to 2011, we continue to manage our research and development plan with the objective of ensuring optimal use of our existing resources. Additional activities continue to be subject to adequate resources and we believe we will have sufficient cash resources to fund our presently planned operations through 2013. Factors that will affect our anticipated cash usage in 2012 and into 2013, and for which additional funding might be required include, but are not limited to, change in our clinical trial program, the timing of patient enrollment in our approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the costs required for the preparation of the application for product approval, the timing of R&D activity with our clinical trial research collaborations, the number, timing and costs of manufacturing runs required to conclude the validation process and supply product to our clinical trial program, and the level of collaborative activity undertaken.

For the nine month period ending September 30, 2012, we were able to raise funds through a bought deal financing and the exercise of existing options. We have no assurances that we will be able to raise additional funds through the sale of our common shares, consequently, we will continue to evaluate all types of financing arrangements.

We also want to be in a position to evaluate potential financings and be able to accept appropriate financings when available. As a result, we renewed our base shelf prospectus on July 3, 2012 which qualified for distribution up to $150,000,000 of common shares, subscription receipts, warrants, and/or units. Establishing our base shelf provides us with additional flexibility when seeking capital as, under certain circumstances, it shortens the time period to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Our renewed base shelf expires on August 3, 2014.
Investing Activities

Under our Investment Policy, we are permitted to invest in short-term instruments with a rating no less than R-1 (DBRS) with terms less than two years. Our portfolio consists of guaranteed investment certificates. As of September 30, 2012, we had $2.0 million invested under this policy, currently earning interest at an effective rate of 1.64%.
Financial Instruments and Other Instruments
Our financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. As at September 30, 2012, there are no significant differences between the carrying values of these amounts and their estimated market values. These financial instruments expose us to the following risks:
Credit risk
Credit risk is the risk of financial loss if a counter-party to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents and short-term investments in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and short-term investments.
We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.
We also mitigate our exposure to credit risk by restricting our portfolio to investment grade securities with short-term maturities and by monitoring the credit risk and credit standing of counterparties. Currently, 100% of our short-term investments are in guaranteed investment certificates.
Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments. We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.
Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  We are exposed to currency risk from the purchase of goods and services primarily in the U.S., the U.K. and the European Union and to the extent cash is held in foreign currencies.  The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have increased our net loss in 2012 by approximately $102,004.  The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss in 2012 by approximately $141,239. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have increased our net loss in 2012 by approximately $616,458 .

We mitigate our foreign exchange risk through the purchase of foreign currencies in sufficient amounts to settle our foreign accounts payable.

Balances in foreign currencies at September 30, 2012 are as follows:

	U.S. dollars $	British pounds £	Euro €
Cash and cash equivalents	3,861,093	91,728	2,938
Accounts payable	(2,496,317)	(181,966)	(484,040)
	1,364,776	(90,238)	(481,102)
Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in the notes to our audited financial statements. Accounts payable are all due within the current operating period.

Other MD&A Requirements

We have 76,693,085 common shares outstanding at November 7, 2012. If all of our warrants (2,474,055) and options (5,018,577) were exercised we would have 84,185,717 common shares outstanding.

Our 2011 Annual Information Form on Form 20-F is available on www.sedar.com.
Disclosure Controls and Procedures

There were no changes in our internal controls over financial reporting during the quarter ended September 30, 2012 that materially affected or are reasonably likely to materially affect, internal controls over financial reporting.